SEC MAIL PROCESSING SECTION
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JUN - 1 2015
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SECURIT[illegible] [illegible]ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrated Trading and Investments, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 21st Street
(No. and Street)

Huntington Beach, CA 92648
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Cohen 949-295-4342
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Jr., Edward CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr., Ste 508 West, Southfield, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrated trading and Investments, Inc, as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres / CEO 5/30/15

Title

please see attached [illegible]

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6 ______________________ ______________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 30 day of MAY, 20 15, by
(1) William Cohen
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CORRIN LYNNE SWANSON
Commission # 2099192
Notary Public - California
Orange County
My Comm. Expires Feb 6, 2019

Signature ______
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ **Document Date:** ______

Number of Pages: _____ **Signer(s) Other Than Named Above:** ______

INTEGRATED TRADING AND INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS

March 31, 2015

INTEGRATED TRADING AND INVESTMENTS, INC.

March 31, 2015

CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Integrated Trading & Investments, Inc.
7251 W. Lake Mead Blvd
Las Vegas, NV 89128-8380

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Integrated Trading & Investments, Inc. as of March 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Integrated Trading & Investments, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Trading & Investments, Inc. as of March 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Integrated Trading & Investments, Inc. financial statements. Supplemental Information is the responsibility of Integrated Trading & Investments, Inc. 's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
May 29, 2015

INTEGRATED TRADING AND INVESTMENTS, INC.

BALANCE SHEET

March 31, 2015

ASSETS

CURRENT		
Cash	$	10,559
Accounts receivable		17,465
Total current assets		28,024
Total assets	$	28,024

LIABILITIES & SHAREHOLDER'S EQUITY

CURRENT		
Accounts payable	$	1,100
Total current liabilities		1,100
SHAREHOLDER'S EQUITY		
Capital stock, par value $0.0001, 1,500 authorized, 1,000 issued and outstanding		1
Additional paid-in capital		137,045
Accumulated deficit		(110,122)
Total shareholder's equity		26,924
Total liabilities and shareholder's equity	$	28,024

See accountant's compilation report

INTEGRATED TRADING AND INVESTMENTS, INC.

STATEMENT OF INCOME

For the fiscal year ended March 31, 2015

REVENUE	
Commissions earned	$ 73,690
Other income	48,582
Total revenue	122,272
OPERATING EXPENSES	
Other operating expenses	61,746
Floor brokerage	31,830
Employee compensation and benefits	18,418
Communication and data processing	5,512
Occupancy	4,704
Total operating expenses	122,210
Net income from operations	$ 62

See accountant's compilation report

INTEGRATED TRADING AND INVESTMENTS, INC.

STATEMENT OF CASH FLOWS

For the fiscal year ended March 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 110,906
Cash paid to suppliers and others	(119,409)
CASH USED BY OPERATING ACTIVITIES	(8,503)
	(8,503)
UNRESTRICTED CASH - March 31, 2014	19,062
UNRESTRICTED CASH - March 31, 2015	$ 10,559
NET INCOME	$ 62
Adjustments to reconcile net income to cash used by operating activities:	
Increase in contract receivables	(11,365)
Decrease in other current assets	5,000
Decrease in accounts payable	(2,200)
NET CASH USED BY OPERATING ACTIVITIES	$ (8,503)

See accountant's compilation report

INTEGRATED TRADING AND INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the fiscal year ended March 31, 2015

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - March 31, 2014	1	137,045	(110,184)	26,862
Net income	-	-	62	62
Balance - March 31, 2015	$ 1	$ 137,045	$ (110,122)	$ 26,924

See accountant's compilation report

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and there methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Organization

Integrated Trading and Investmenets, Inc. (the Company) was incorporated in the State of Nevada effective May 10, 1999. The Company has adopted a fiscal year end of March 31.

Description of business

The Company, located in Las Vegas, NV, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. the Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other assets and liabilities.

Concentrations of credit risk arising from cash deposits in excess of insured limits

The Company maintains its cash balances in banks. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. As of March 31, 2015, the Company's uninsured cash balance totaled $0.

Cash and cash equivalents

The Company considers as cash, all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts receivable - recognition of bad debt

The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Income taxes

The Company accounts for income taxes in accordance with the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification (the "ASC") 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities for the Company for the fiscal year ended March 31, 2015, were deemed not material to these financial statements and, therefore, not presented.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

The Company follows the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions. The Company does not have any accruals for uncertain tax positions as of March 31, 2015. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

The Company uses a calendar year-end for income tax purposes and a reporting fiscal year-end of March 31 for the purposes of these financial statements.

The Company lost its original S-Corporation status when its key stockholder assigned 100% of his stock in the Company to Integrated Capital Group, Inc. on January 1, 2003.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Fair value of financial instruments

FASB ASC 820, Fair Value Measurement, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

Comprehensive income

The Company follows FASB ASC220, Comprehensive Income,which establishes standards for reporting comprehensive income and its components. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. During the fiscal year ended March 31, 2015, the Company did not have any components of comprehensive income to report.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission Uniform Net Capital Rule 15(c)3-1 was 0.06 to 1 at March 31, 2015. The company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $18,039 at March 31, 2015, which exceeded the required net capital of $5,000. There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

NOTE B - NET CAPITAL REQUIREMENT(CONTINUED)

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule I5c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires the Company maintains minimum Net Capital pursuant to fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's met capital requirement under the alternative reserve requirement method.

NOTE C - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D - OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At March 31, 2015, management as the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E - LEASES

The Company leases office and storage space. The amount paid for the office space was $1,200 for the year ended March 31, 2015. The amount paid for the storage space was $3,504 for fiscal year ended March 31, 2015. These amounts were expensed as incurred.

NOTE F - SIPC RECONCILIATION

SEC Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annua1 general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEC Rule J 7a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE G - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 29, 2015 which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5

Securities and Exchange Act of 1934

As of and for the twelve months ended March 31, 2015

INTEGRATED TRADING AND INVESTMENTS, INC.

Schedule I
Supplemental Schedules Required by Rule 17a-5
As of and for the twelve months ended March 31, 2015

Computation of Net Capital

Total stockholder's equity:	$	26,924
Nonallowable assets:		
Other assets		(8,885)
Net allowable capital	$	18,039

Computation of Basic Net Capital Requirements

Minimum net capital required as a percentage of aggregate indebtedness	$	733
Minimum dollar net capital required of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	13,039

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	1,100
Ratio of aggregate indebtedness to net capital		0.06 to 1

Reconciliation of the Computation of Net Capital Under Rule 15e-1

Computation of Net Capital reported on FOCUS IIA as of March 31, 2015	$	18,039
Audit adjustments:		-
Net Capital Computation per audit report	$	18,039

See accountant's compilation report

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers transactions are cleared through another broker-dealer on a fully disclosed basis. the name of the clearing firm is Interactive Broker.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at April 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at March 31, 2015	$ -

See accountant's compilation report

REPORT ON BROKER DEALER EXEMPTION

For the year ended March 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

May 22, 2015

Board of Directors
Integrated Trading and Investments, Inc.
7251 West Lake Mead Blvd
Suite 300
Las Vegas, NV 89128

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Integrated Trading and Investments, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Integrated Trading and Investments, Inc., claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(I1), and (2) Integrated Trading and Investments, Inc., stated that Integrated Trading and Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Integrated Trading and Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Integrated Trading and Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(I1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

INTEGRATED TRADING AND INVESTMENTS, INC.

Member: SIPC and FINRA

May 22, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE March 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Integrated Trading and Investments, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of April 1, 2014 through March 31, 2015. Integrated Trading and Investments, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Integrated Trading and Investments, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date)..

(Name), the president of Integrated Trading and Investments, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review March 31, 2015.

(Name) has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Integrated Trading and Investments, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (000) 000-000.

Very truly yours,

Integrated Trading and Investments, Inc.
(Name) William Cohen
President

Corporate Offices: 209 21st Street
Huntington Beach, CA
92648

Mailing: 7251 W. Lake Mead Blvd.
Ste. 300
Las Vegas, NV 89128

Phone: (t) 949.295.4342
(f) 949.737.2130
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